   Exhibit 23 (a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2007, relating to the consolidated financial statements (and with respect to the report on those financial statements, expressed an unqualified opinion and included an explanatory paragraph concerning the adoption of new accounting pronouncements in 2004 and 2006) and consolidated financial statement schedule of Southwestern Electric Power Company Consolidated  appearing in and incorporated by reference in the Annual Report on Form 10-K of Southwestern Electric Power Company Consolidated for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Columbus, Ohio
August 23, 2007